

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2010

Mr. Philip G. Franklin
Chief Financial Officer
Littelfuse, Inc.
8755 West Higgins Road
Suite 500
Chicago, Illinois 60631

> **Re:** **Littelfuse, Inc.**
> **Form 10-K for the Fiscal Year Ended January 2, 2010**
> **Filed February 26, 2010**
> **File No. 000-20388**

Dear Mr. Franklin:

We have reviewed your response dated May 28, 2010 and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended January 2, 2010

Exhibit 32.1

1.   We are unable to agree with your analysis in response to prior comment 4 and, therefore, reissue that comment. Given that the certifications you provided per Item 601(b)(32) of Regulation S-K were not appropriately dated, full amendments to your annual report on Form 10-K and quarterly report on Form 10-Q are required.

        You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3603 if you have any questions regarding comments on the financial statements and related matters. Please contact Alicia Lam, Staff Attorney, at (202) 551-3316 or Geoff Kruczek, Reviewing Attorney, at (202) 551-3641 if you have questions on any other comments. In this regard, do not hesitate to contact Jeff Jaramillo, Accounting Branch Chief, at (202) 551-3212.

                                        Sincerely,

                                        Jay Webb
                                        Reviewing Accountant